For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. Corporate Update

May 22, 2009. Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) and SOQUEM Inc. announce results of the recent drilling program on the Chénnéville property, located approximately 120 kilometers northwest of Montreal, Québec. The property was staked as part of the Taureau reconnaissance program, which is a 50:50 joint venture between PFN and SOQUEM designed to evaluate the Nickel-Copper-Platinum Group Metals (PGM) potential of mafic intrusions in the Grenville Geological Province of southern Québec. SOQUEM Inc. acts as operator of the Taureau project.

The Chénnéville property is, in part, underlain by a series of mafic intrusions that locally host zones of sulphide mineralization. One such zone in the Chénnéville intrusion returned average grades of 1.17 grams per tonne (g/t) palladium (Pd), 0.14 g/t platinum (Pt), 0.29 g/t gold (Au), 1.62% copper (Cu), and 0.35% nickel (Ni) from two grab samples. The recently completed drilling program at Chénnéville was designed to test the down dip continuity of this mineralization.  The 469 meter drilling program encountered minor zones of sulphide mineralization, but no significant assay results were obtained. As a result, PFN and SOQUEM have agreed to terminate the Chénnéville joint venture.

Project Updates:

In a further effort to adjust the Company’s project portfolio to better suit today’s market conditions, a number of changes have been undertaken with respect to the Company’s property portfolio. Management believes that these changes will contribute to the Company’s goals of reducing costs and improving shareholder value.

Taureau Project

PFN and SOQUEM have jointly agreed to terminate the Taureau exploration alliance. This decision reflects current market conditions and low commodity prices, as well as PFN’s desire to refocus exploration efforts on more advanced stage projects. PFN wishes to acknowledge the excellent work completed by the project operator, SOQUEM, since the inception of the joint venture in June of 2006. PFN and SOQUEM are currently evaluating other potential joint venture opportunities in the Province of Québec, one of the world’s top ranked mining and exploration jurisdictions.

West Timmins

Due to the current market conditions PFN has given notice to Xstrata Canada Corporation “Xstrata Nickel” of its intention to terminate the “West Timmins Property” Option and Joint Venture Agreement.

Pacific North West Capital Corp. would like to thank Xstrata Nickel for the opportunity to have participated in the exploration of the West Timmins Nickel Project, and the Company looks forward to potential business relationships in the future.

Coldwell Project

PFN has terminated its option with Mr. Duncan M. Michano and others on the Walsh Township property, Ontario (Coldwell Project).

Nickel Plats Project

PFN has amended its Option Agreement with Diamond Hunter Inc. on the Gochager Lake property (Nickel Plats project) in Saskatchewan.  The cash, share and advance royalty payment requirements of the Option Agreement (see press release dated June 14 2007) have been revised as follows:

Due on 2nd Anniversary Date: $15,000 cash and 50,000 PFN common shares (paid)

Due on 3rd Anniversary Date: $15,000 cash and 50,000 PFN common shares

Due on 4th Anniversary Date: advance royalty of $20,000

Due on 5th Anniversary Date: advance royalty of $20,000

Due on 6th Anniversary Date: advance royalty of $20,000

Approximately $623,000 of expenditures have been accrued by the Nickel Plats project, thereby fulfilling all exploration expenditure requirements under the terms of the Option Agreement.

Raglan Hills Project

As with the Taureau project, current market conditions have led to the decision to forego financial participation in the Raglan Hills joint venture with First Nickel Inc. (see press release dated December 11, 2007) in 2009. First Nickel, who is the operator of the project, is proceeding with a 2009 work program on the project. Under the terms of the joint venture agreement, PFN’s decision to forego financial contributions to the 2009 work program will lead to a reduction in the Company’s participating interest by an amount dependent upon First Nickel’s 2009 expenditures.

Swayze Project

PFN and Benton Resources Corporation have jointly decided to dissolve the Swayze joint venture. The individual claims that make up the joint venture property will revert to their original owners.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production.

Pacific North West Capital Corp. is well funded, has an experienced management team and has the ability to take advantage of the tremendous acquisition opportunities presented by current market conditions. The Company’s focus is to acquire advanced stage precious metals projects and to continue to expand its Platinum Group Metals and base metals division.

Pacific North West Capital Corp. has approximately $6 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	May 22, 2009